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SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT

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               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                       OR
              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                          COMMISSION FILE NUMBER 1-8661

     A. FULL TITLE OF THE PLAN: CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES.

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                   The Chubb Corporation (the "Corporation")

                             15 Mountain View Road

                                 P.O. Box 1615

                        Warren, New Jersey 07061 - 1615

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                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              DEC. 31, 2000   DEC. 31, 1999
                                                              -------------   -------------
Beneficial interest in The Chubb Corporation
  Master Trust (Notes 1 and 3)..............................  $721,425,813    $663,223,872
Participant loans...........................................    20,138,467      19,960,892
                                                              ------------    ------------
     Net Assets Available for Benefits......................  $741,564,280    $683,184,764
                                                              ============    ============

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2000

Contributions
  Employees:
     Participants...........................................  $    973,538
     Pay conversion.........................................    30,965,026
     Rollovers and transfers from other plans...............     8,847,699
                                                              ------------
          Total employees...................................    40,786,263
  Employer Match............................................    16,687,927
Net increase resulting from investment in The Chubb
  Corporation Master Trust (Note 3).........................    20,177,111
Interest on participant loans...............................     1,715,857
Distributions to participants...............................   (44,879,640)
Forfeitures.................................................      (680,466)
                                                              ------------
Increase in net assets available for benefits...............    33,807,052
Net assets transferred from merged plan (Note 5)............    24,572,464
Net assets available for benefits at December 31, 1999......   683,184,764
                                                              ------------
Net assets available for benefits at December 31, 2000......  $741,564,280
                                                              ============

                            See accompanying notes.

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                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment valuation

     The Plan's assets, except for participant loans, at December 31, 2000 and 1999 are held by The Chubb Corporation Master Trust ("Master Trust") along with the assets of the Corporation's Employee Stock Ownership Plan.

     The Plan's investments in the Master Trust are valued as follows:

        - The Chubb Corporation common stock is valued at the last reported sale price on the last business day of the calendar year.

        - Interests in mutual funds are valued at the redemption price established by the trustee or the investment manager of the respective fund on the last business day of the calendar year.

        - Interests in money market funds are valued at cost which approximates fair value.

        - The Fixed Income Fund is invested substantially or wholly in contracts with one or more banks, insurance companies or other financial institutions under which the Fund receives a specified rate of interest, fixed income securities related to such contracts, securities issued or guaranteed by the United States government or any instrumentality or agency thereof, and other short term instruments designed to provide the Fund with adequate liquidity. The investment contracts are fully benefit responsive and are valued at contract value, which approximates fair value therefore, no valuation reserve is required. Contract value represents contributions to the fund plus interest accrued less redemptions. The crediting interest rates for the year ended December 31, 2000 ranged from 5.23% to 7.64%. Generally, crediting interest rates reset quarterly or annually. However, some rates extend through the maturity date of the contract. The average yield for the year ended December 31, 2000 was 6.45%. These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

     Participant loans are valued at the unpaid principal balances, with maturities ranging from one to ten years. Loans issued during the period September 30, 1989 through March 20, 1994 bear interest at a rate which is equal to the prime rate charged by Citibank, N.A. as of the applicable valuation date next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Loans executed after March 20, 1994 bear interest at a rate which is equal to the prime rate as reported in the Wall Street Journal on the last business day of the month next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law.

  Security transactions

     Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.

     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

  Administrative and investment management expenses

     All expenses related to the administration of the Plan and all fees paid to the trustee and other investment managers for the management of the Plan's investments, except for brokerage commissions and transfer taxes are expected, but not required to be paid by The Chubb Corporation, Chubb & Son Inc. and Participating

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                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 2000 AND 1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

Affiliates (the "Employers" or "Plan Sponsors"). The Plan Administrator, the Profit Sharing Committee, is authorized to charge maintenance fees to Participants accounts.

     During the year ended December 31, 2000, virtually all expenses were paid by the employers on behalf of the Plan.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Reclassification

     Certain prior year amounts have been reclassified to conform to the 2000 presentation.

2. PLAN DESCRIPTION

     The following is an overall description of the Plan. More detailed information may be obtained in the Plan document which is maintained by the Plan Administrator.

     The Plan is a defined contribution plan. Generally, each eligible employee may fully participate in the Plan upon the first business day of the calendar quarter following the completion of one year of service and the attainment of age 21, or the completion of two years of service. Effective April 1, 2000 an eligible employee may make pre-tax pay conversion contributions on the first day of the month following a full calendar month of employment, but no employer matching contribution will be made until the full participation requirements described above are satisfied.

     Under the Plan, a participant may elect to have part of his or her salary otherwise due from the Employer contributed to the Plan by such Employer on a pre-tax basis (the employer pay conversion contribution) or after tax basis (participant contribution). The Plan is funded on a semi-monthly basis. Pre-tax contributions are subject to an annual limitation of $10,500 in 2000, which may be increased annually based on the Consumer Price Index. A participant's pre-tax pay conversion contributions are generally matched dollar for dollar up to the first 4% of compensation (the employer matching contribution). In addition, employees may make rollover contributions from other qualified plans.

     The Plan allows each participant the option of investing his or her own contribution and his or her share of the employer's matching contribution in several investment funds. The investment funds are composed of investments in Chubb Corporation common stock, various mutual funds and a fixed income fund managed by an outside investment manager, subject to the Plan's guidelines. Participants may, subject to limitations, transfer their investments between funds at their own request.

     A separate account is maintained for each participant. Each participant employed prior to December 31, 1992 has a 100% vested nonforfeitable interest in all units credited to his or her account. A participant hired after December 31, 1992 is required to complete five years of service in order to have a 100% vested nonforfeitable interest in units credited to his or her account attributable to the employer matching contribution and earnings on the employer matching contribution. Service with affiliated non-participating companies is considered in calculating vesting and participation service. Forfeited balances of terminated

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                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 2000 AND 1999

2. PLAN DESCRIPTION -- (CONTINUED)

participants' nonvested accounts are used to reduce future company contributions, restore formerly forfeited accounts of eligible rehired employees, or pay plan expenses.

     A participant may withdraw any amount not exceeding the aggregate current value of his or her own participant contributions, subject to certain limitations. In the event of financial hardship, there are provisions, subject to limitations and penalties, which will permit an active participant to withdraw certain other amounts from his or her account. All withdrawals must be in cash.

     Participants may obtain loans from the Plan pursuant to the provisions specified in the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's semi-monthly paychecks, and the outstanding principal amounts of any loans can be prepaid on any applicable valuation date. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's rights to receive further loans under the Plan.

     Upon retirement, the balance in a participant's account is payable to him or her in a lump sum or in installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of installments until the day following any applicable valuation date, then elected by him or her, which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. In the event of termination of employment other than by reason of retirement, disability or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant's account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to leave the units invested in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as received by the participant prior to death, or (c) installment payments in accordance with the Plan, regardless of method received by participant prior to death.

     Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation Stock Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

     While the Employers have not expressed any intent to terminate the Plan, they are free to do so at any time subject to the provisions of ERISA. In the event of such a termination, each affected participant is entitled to receive the value of his or her account.

3. INVESTMENTS

     The Trust Fund is managed by Fidelity Management Trust Company (the "Trustee"). The Trustee and certain investment managers have full discretionary authority for the purchase and sale of investments subject to certain limitations on the composition of the portfolio as specified in the master trust agreement.

     The Plan's investments are in the Master Trust which was established for the investment of assets of the Plan and the Corporation's Employee Stock Ownership Plan. Each participating plan has an undivided interest in the investment funds selected by each of the plan's participants within the Master Trust. At December 31, 2000 and 1999, the Plan's interest in the net assets of the Master Trust was approximately 59% and 66% respectively. Investment income and expenses are allocated to the Plan based upon its pro rata share of the net assets of the funds selected by the Plan's participants within the Master Trust.

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                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 2000 AND 1999

3. INVESTMENTS -- (CONTINUED)

     The following table presents the fair value of investments for the Master Trust at December 31, 2000 and 1999. Investments that represent 5% or more of the Master Trust investments as of December 31, 2000 and 1999 are separately identified.

                                                             DECEMBER 31, 2000    DECEMBER 31, 1999
                                                             -----------------    -----------------
INVESTMENTS, AT FAIR VALUE:
Fixed Income Securities
  Investments in Insurance and Bank Contracts..............   $  178,296,344       $  170,637,022
The Chubb Corporation Common Stock.........................      620,221,135          429,837,560
Mutual Funds
  Spartan U.S. Equity Index Fund...........................      151,565,396          161,177,380
  Fidelity Contrafund Fund.................................       87,305,452           84,913,784
  Other....................................................      174,187,738          145,283,733
                                                              --------------       --------------
          Subtotal.........................................      413,058,586          391,374,897
                                                              --------------       --------------
Money Market Funds.........................................       18,128,640           12,986,118
                                                              --------------       --------------
          TOTAL............................................   $1,229,704,705       $1,004,835,597
                                                              ==============       ==============

     Investment income for the Master Trust is as follows:

                                                                YEAR ENDED DECEMBER 31, 2000
                                                                ----------------------------
Net appreciation (depreciation) in fair value of investments determined by quoted market price:
The Chubb Corporation Common Stock..........................            $224,508,556
Mutual Funds................................................             (66,940,407)
                                                                        ------------
          Subtotal..........................................             157,568,149
Interest and Dividend Income................................              49,759,558
                                                                        ------------
                                                                        $207,327,707
                                                                        ============

4. INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated December 22, 1995, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. PLAN MERGER

     The Executive Risk Inc. Retirement Plan ("ERP") merged with the Plan and participants of the ERP as of the merger became participants of the Plan. The net assets available for benefits of the ERP, amounting to $24,572,464, were transferred into the Plan on January 5, 2000. All future contributions and benefit payments for ERP participants as of the merger will be remitted to/paid by the Plan.

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                                                           EIN # 13-2595722
                                                           PLAN # 002

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

          Schedule H, Line 4(i) -- Assets Held for Investment Purposes

                               December 31, 2000

                                                                 FAIR
                                                                 VALUE
                                                              -----------
Participant loans*..........................................  $20,138,467

---------------
* Interest rates range from 7% to 10% and mature in one to five years or ten years in the case of the purchase of a residence.

                          REPORT OF INDEPENDENT AUDITORS

The Profit Sharing Committee
Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates

     We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                          ERNST & YOUNG LLP

New York, New York
May 29, 2001

                            ------------------------

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements (Form S-8: No. 33-12208, No. 33-29185, No. 33-30020, No. 33-49230 and No.
33-49232) pertaining to the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates and in the related Prospectuses of our report dated May 29, 2001 with respect to the financial statements and supplemental schedule of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

                                          ERNST & YOUNG LLP

New York, New York
June 7, 2001

                                        8
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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PROFIT SHARING COMMITTEE OF THE CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                   CAPITAL ACCUMULATION PLAN OF
                                     THE CHUBB CORPORATION, CHUBB & SON INC. and
                                     PARTICIPATING AFFILIATES

                                        By:           DONALD B. LAWSON
                                             DONALD B. LAWSON, A MEMBER OF THE
                                                PROFIT SHARING COMMITTEE

Dated:  June 25, 2001

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